Exhibit 99.1

ASUR Announces Total Passenger Traffic for July 2020

On a YoY basis, passenger traffic decreased 74.7% in Mexico, 62.4% in Puerto Rico and 99.8% in Colombia

MEXICO CITY, Aug. 6, 2020 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for July 2020 decreased 77.6% when compared to July 2019. Passenger traffic decreased 74.7% in Mexico, 62.4% in Puerto Rico and 99.8% in Colombia, impacted by severe downturns in business and leisure travel stemming from the COVID-19 pandemic.

This announcement reflects comparisons between July 1 through July 31, 2020 and from July 1 through July 31, 2019. Transit and general aviation passengers are excluded for Mexico and Colombia.

Passenger Traffic Summary
	July		% Chg	Year to date		% Chg
	2019	2020		2019	2020
Mexico	3,198,194	809,306	(74.7)	20,648,828	9,334,186	(54.8)
Domestic Traffic	1,634,446	574,574	(64.8)	9,532,322	4,549,044	(52.3)
International Traffic	1,563,748	234,732	(85.0)	11,116,506	4,785,142	(57.0)
San Juan, Puerto Rico	968,319	363,935	(62.4)	5,686,127	2,906,051	(48.9)
Domestic Traffic	851,865	351,932	(58.7)	5,068,032	2,684,660	(47.0)
International Traffic	116,454	12,003	(89.7)	618,095	221,391	(64.2)
Colombia	1,078,246	2,369	(99.8)	5,836,076	2,276,841	(61.0)
Domestic Traffic	903,812	1,654	(99.8)	5,661,642	2,276,126	(59.8)
International Traffic	174,434	715	(99.6)	174,434	715	(99.6)
Total Traffic	5,244,759	1,175,610	(77.6)	32,171,031	14,517,078	(54.9)
Domestic Traffic	3,390,123	928,160	(72.6)	20,261,996	9,509,830	(53.1)
International Traffic	1,854,636	247,450	(86.7)	11,909,035	5,007,248	(58.0)

Since March 16, 2020, various governments have issued flight restrictions for different regions of the world to limit the breakout of the COVID-19 virus. With respect to the airports ASUR operates:

As announced on March 23, 2020, neither Mexico nor Puerto Rico have issued flight bans, to date. In Puerto Rico, the Federal Aviation Authority (FAA) has accepted a request from the Governor of Puerto Rico that all flights bound to Puerto Rico land at LMM Airport, which is operated by ASUR's subsidiary Aerostar, and that all arriving passengers be screened by representatives of the Puerto Rico Health Department. On March 30, 2020, the Governor of Puerto Rico, through an executive order of indefinite term, imposed a two-week quarantine on all passengers arriving at the LMM Airport. Therefore, LMM Airport remains open and operating, albeit with substantially reduced flight and passenger volumes.

To further strengthen health controls on arrival, starting July 15, the Governor of Puerto Rico began implementing the following additional measures. All passengers must wear a mask, complete a mandatory flight declaration form from the Puerto Rico Health Department, and submit negative results of a PCR molecular COVID-19 test taken 72 hours prior to arrival to avoid having to undergo the two-week quarantine. Passengers can also opt to take the COVID-19 test in Puerto Rico (not necessarily at the airport), in order to be released from quarantine (estimated to take between 24-48 hours).

In Colombia, all incoming international flights, including connecting flights in Colombia, were suspended by the Colombian government starting March 23, 2020. This suspension has been extended through August 31, 2020, with exceptions for humanitarian emergencies, transportation of cargo and goods, and fortuitous events or force majeure. Recently, the Colombian government announced that Colombia's airports will reopen to international flights on September 1, 2020. Similarly, domestic air travel in Colombia was suspended starting March 25, 2020. Consequently, ASUR's commercial aviation operations at the Enrique Olaya Herrera de Medellín, José María Córdova de Rionegro, Los Garzones de Montería, Antonio Roldán Betancourt de Carepa, El Caraño de Quibdó and Las Brujas de Corozal airports were suspended starting as of such dates.

The Colombian government allowed domestic flights to resume on July 1, 2020, starting with pilot tests for domestic routes between cities with low levels of contagion. The Colombian government has delegated to municipal administrations the power to request approval from the Ministry of the Interior, the Ministry of Transport and Aerocivil (the aeronautical authority in Colombia) to resume domestic flights from or to their municipalities. As a result, both municipalities involved would be required to agree in order to restart such domestic flights. As of today, ASUR's airports in Colombia have not yet resumed domestic flights.

Mexico Passenger Traffic
		July		% Chg	Year to date		% Chg
		2019	2020		2019	2020
Domestic Traffic		1,634,446	574,574	(64.8)	9,532,322	4,549,044	(52.3)
CUN	Cancun	914,987	395,958	(56.7)	5,134,037	2,429,042	(52.7)
CZM	Cozumel	20,523	2,114	(89.7)	118,752	40,401	(66.0)
HUX	Huatulco	78,728	15,779	(80.0)	448,436	166,991	(62.8)
MID	Merida	237,223	55,578	(76.6)	1,465,713	702,560	(52.1)
MTT	Minatitlan	12,145	3,192	(73.7)	82,764	36,876	(55.4)
OAX	Oaxaca	100,386	21,908	(78.2)	567,630	310,872	(45.2)
TAP	Tapachula	30,959	14,745	(52.4)	211,879	135,549	(36.0)
VER	Veracruz	129,467	36,051	(72.2)	801,448	384,277	(52.1)
VSA	Villahermosa	110,028	29,249	(73.4)	701,663	342,476	(51.2)

Mexico Passenger Traffic (continued)
		July		% Chg	Year to date		% Chg
		2019	2020		2019	2020
International Traffic		1,563,748	234,732	(85.0)	11,116,506	4,785,142	(57.0)
CUN	Cancun	1,484,897	221,074	(85.1)	10,480,240	4,430,974	(57.7)
CZM	Cozumel	27,621	8,675	(68.6)	256,807	139,276	(45.8)
HUX	Huatulco	3,251	313	(90.4)	104,319	77,710	(25.5)
MID	Merida	19,463	1,874	(90.4)	126,135	64,628	(48.8)
MTT	Minatitlan	891	92	(89.7)	4,616	2,047	(55.7)
OAX	Oaxaca	16,449	520	(96.8)	84,606	40,953	(51.6)
TAP	Tapachula	1,581	515	(67.4)	7,951	4,195	(47.2)
VER	Veracruz	7,275	519	(92.9)	39,681	16,484	(58.5)
VSA	Villahermosa	2,320	1,150	(50.4)	12,151	8,875	(27.0)
Traffic Total Mexico		3,198,194	809,306	(74.7)	20,648,828	9,334,186	(54.8)
CUN	Cancun	2,399,884	617,032	(74.3)	15,614,277	6,860,016	(56.1)
CZM	Cozumel	48,144	10,789	(77.6)	375,559	179,677	(52.2)
HUX	Huatulco	81,979	16,092	(80.4)	552,755	244,701	(55.7)
MID	Merida	256,686	57,452	(77.6)	1,591,848	767,188	(51.8)
MTT	Minatitlan	13,036	3,284	(74.8)	87,380	38,923	(55.5)
OAX	Oaxaca	116,835	22,428	(80.8)	652,236	351,825	(46.1)
TAP	Tapachula	32,540	15,260	(53.1)	219,830	139,744	(36.4)
VER	Veracruz	136,742	36,570	(73.3)	841,129	400,761	(52.4)
VSA	Villahermosa	112,348	30,399	(72.9)	713,814	351,351	(50.8)

US Passenger Traffic, San Juan Airport (LMM)
	July		% Chg	Year to date		% Chg
	2019	2020		2019	2020
SJU Total	968,319	363,935	(62.4)	5,686,127	2,906,051	(48.9)
Domestic Traffic	851,865	351,932	(58.7)	5,068,032	2,684,660	(47.0)
International Traffic	116,454	12,003	(89.7)	618,095	221,391	(64.2)

Colombia Passenger Traffic Airplan
		July		% Chg	Year to date		% Chg
		2019	2020		2019	2020
Domestic Traffic		903,812	1,654	(99.8)	5,661,642	2,276,126	(59.8)
MDE	Rionegro	655,875	49	(100.0)	4,101,100	1,623,708	(60.4)
EOH	Medellin	98,190	1,002	(99.0)	607,858	244,650	(59.8)
MTR	Monteria	87,586	138	(99.8)	560,353	259,772	(53.6)
APO	Carepa	19,456	81	(99.6)	123,813	50,574	(59.2)
UIB	Quibdo	34,114	341	(99.0)	214,193	84,104	(60.7)
CZU	Corozal	8,591	43	(99.5)	54,325	13,318	(75.5)
International Traffic		174,434	715	(99.6)	174,434	715	(99.6)
MDE	Rionegro	174,434	715	(99.6)	174,434	715	(99.6)
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,078,246	2,369	(99.8)	5,836,076	2,276,841	(61.0)
MDE	Rionegro	830,309	764	(99.9)	4,275,534	1,624,423	(62.0)
EOH	Medellin	98,190	1,002	(99.0)	607,858	244,650	(59.8)
MTR	Monteria	87,586	138	(99.8)	560,353	259,772	(53.6)
APO	Carepa	19,456	81	(99.6)	123,813	50,574	(59.2)
UIB	Quibdo	34,114	341	(99.0)	214,193	84,104	(60.7)
CZU	Corozal	8,591	43	(99.5)	54,325	13,318	(75.5)

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx